AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE INTERNATIONAL FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement (the “Agreement”) is made as of the 5th day of February, 2024, by and between T. ROWE PRICE INTERNATIONAL FUNDS, INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price International Disciplined Equity Fund (f/k/a T. Rowe Price International Concentrated Equity Fund) (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”). Any terms used in this Amendment are defined as defined in the Agreement unless otherwise defined herein.

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into the Agreement dated as of April 28, 2014;

 WHEREAS, the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, has approved, effective September 1, 2024, the reorganization of the T. Rowe Price Institutional International Disciplined Equity Fund (the “Institutional Fund”) into the T. Rowe Price International Disciplined Equity Fund—I Class (the “I Class”) of the Fund (the “Reorganization”);

  WHEREAS the Fund’s Board of Directors and the Institutional Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Institutional Fund, have determined that, as a result of the Reorganization, it is in the best interest of the Fund, the Institutional Fund and their shareholders to limit the Manager’s management fees to the current management fee of the Institutional Fund, which is at the annual rate of 0.65% of the average daily net assets of the Institutional Fund;

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1. The following is added as the second sentence of Paragraph 3.B of the Agreement:

 The Manager agrees to permanently cap its Fee at 0.65% of the average daily net assets of the Fund.

2.  All other terms and conditions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE INTERNATIONAL FUNDS, INC.
/s/Cheryl L. Emory Cheryl L. Emory, Assistant Secretary	By: /s/Fran Pollack-Matz Fran Pollack-Matz, Vice President and Secretary

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn Reilly Kathryn Reilly, Assistant Secretary	By: /s/Vicki S. Booth Vicki S. Booth, Vice President